August 26, 2025	Dechert LLP 1900 K Street, N.W. Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax Adam Teufel Partner adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

VIA EDGAR

Kim McManus

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Nushares ETF Trust
File Nos. 333-212032 and 811-23161

Dear Ms. McManus:

On behalf of our client, Nushares ETF Trust (the “Trust” or “Registrant”), we are responding to Staff comments we received telephonically on July 28, 2025, related to Post-Effective Amendment No. 109 to the Trust’s registration statement under the Securities Act of 1933 and Amendment No. 112 to the Trust’s registration statement under the Investment Company Act of 1940) (the “Amendment”). The Amendment was filed with the U.S. Securities and Exchange Commission (“SEC”) on June 11, 2025, for the purpose of registering shares of the Nuveen Securitized Income ETF (the “Fund”). Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.

Comment: The Staff notes that the fourth sentence under the “Example” section of the Fund Summary states that “[t]he example does not reflect brokerage commissions that you may pay when you purchase and sell Fund shares.” Please conform this sentence to the exact applicable language in Form N-1A. See Item 2; General Instruction C.3.c.ii.

Response: The Registrant respectfully declines to make the requested change. Although the sentence cited by the Staff’s comment is not set forth in the portion of Item 3 that addresses the narrative adjacent to the Example, the sentence is included in lieu of a similar sentence that is set forth in Item 3: “The Example does not reflect sales charges (loads) on reinvested dividends [and other distributions]. If these sales charges (loads) were included, your costs would be higher.” Because ETFs, such as the Fund, do not charge sales charges, the sentence contemplated by Form N-1A is not applicable to the Fund. Conversely, the sentence cited by

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the Staff’s comment is applicable to the Fund and therefore is, in the Registrant’s view, appropriate to include in lieu of the sentence contemplated by Item 3 regarding sales charges.

2.

Comment: The Staff notes that it appears the Fund will make significant investments in lower-rated securities. For example, it appears that the Fund will invest significantly in lower-rated tranches of CLOs, CMOs and non-agency MBS. Given the liquidity profile of these investments, please explain how the Fund determines that its investment strategy is appropriate for the open-end fund structure. Your response should include information concerning the relevant factors referenced in the release adopting Rule 22e-4 under the Investment Company Act of 1940. Your response may also include general market data on the types of investments the Fund intends to hold. See Investment Company Liquidity Risk Management Programs, ICA Release No. 32315 (Oct 13, 2016) at pp. 154-55.

Response: The Registrant notes that it has implemented a written liquidity risk management policy (the “LRM Program”) to manage the liquidity risk of the Fund in accordance with Rule 22e-4. As a part of the LRM Program, the Board of Trustees of the Trust has designated Nuveen Fund Advisors, LLC (the “Adviser”), the Fund’s investment adviser, to serve as the Liquidity Program Administrator. In this capacity, the Adviser is responsible for identifying illiquid investments in accordance with Rule 22e-4. The Adviser assesses, manages, and periodically reviews the Fund’s liquidity risk based on a number of factors, including, but not limited to, relevant market, trading and investment-specific considerations under the LRM Program and generally assesses the investment strategy and liquidity of portfolio investments during both normal and reasonably foreseeable stressed conditions. In addition, consistent with Rule 22e-4, the Fund may not acquire any illiquid securities if, as a result thereof, more than 15% of the Fund’s net assets would be invested in such securities.

The Adviser, with assistance from the Fund’s sub-adviser, Nuveen Asset Management, LLC (together with the Adviser, “Nuveen”), has analyzed the liquidity of the securitized credit investments cited by the Staff (e.g., collateralized loan obligations (“CLOs”), collateralized mortgage obligations (“CMOs”) and non-agency mortgage-backed securities (“MBS”)(CLOs, CMOs and non-agency MBS, collectively for these purposes, the “Securitized Credit Instruments”)), in each case as a separate asset class and considered the appropriateness of holding each asset class in an open-end ETF structure. This review included an evaluation of the Fund’s potential compliance with both Rule 22e-4 and the LRM Program. In reviewing the Fund’s potential investments in Securitized Credit Instruments, Nuveen considered a variety of factors, including among other things: the existence of an active market for each Securitized Credit Instrument type; the frequency of trades or quotes for each type of Securitized Credit Instrument and average trading volume of the relevant asset class; volatility of trading prices for such asset class; anticipated bid-ask spreads for such asset class; a consideration of the structure of each Securitized Credit Instrument type that are anticipated

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to form a part of the Fund’s investment program; the range of maturities and date of issuance of such Securitized Credit Instruments, as applicable; the ability to trade the relevant asset class and potential restrictions on trading or limitations on transfer of issuances thereof; and the anticipated size of the Fund’s position in the Securitized Credit Instruments relative to the relevant asset class’s historic trading volume. Due to the frequency of trades in Securitized Credit Instruments, the Fund expects to be able to obtain pricing vendor evaluations for all or substantially all of its Securitized Credit Instrument holdings at the time the Fund begins its investment operations, and to have other market data readily available to it to assess the reliability of those evaluations. If the applicable pricing vendors are unable to provide a price for a Securitized Credit Instrument held by the Fund, the Adviser will seek one or more broker quotes for that security. If neither option is available, the security will be priced at fair value in accordance with Rule 2a-5 under the 1940 Act and the Fund’s valuation procedures.

Overall, the U.S. securitized market sits at $13.2 trillion in outstanding bonds, and continues to represent an important part of the global credit market as it has since the sector’s creation in the 1980s. The Registrant also notes that open-end funds currently invest substantial amounts in securitized credit and there are already a number of securitized focused ETFs operating in the marketplace. The U.S. securitized market consists of the following subsectors:

●	Agency MBS, which represents $9.0 trillion in outstanding bonds, including agency CMOs, and is a key source of funding across the U.S. housing sector;

●

Non-Agency MBS, which totals $676 billion in outstanding bonds, including private-label CMOs, and is a key source of funding across the U.S. housing sector for homeowners who may not align perfectly with Agency underwriting standards;

●	CMBS, which represents $1.7 trillion in outstanding bonds and serves as a major source of capital for the U.S. commercial real estate market;

●

ABS, which encompasses nearly $748 billion in outstanding bonds, and has dozens of collateral types across credit cards, autos, consumer loans, equipment, and digital infrastructure. The subsector facilitates capital solutions for hundreds of global companies; and

●	CLOs, which at $1.1 trillion, have grown significantly and are an important part of the global credit market.

During its evaluation, Nuveen also ran a liquidity assessment on the projected model portfolio and the majority of securities were deemed highly liquid and none of the securities were

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unrated. Further, as noted in the Fund’s principal investment strategy, the Fund is limited in its investment in non-investment grade securities, including with respect to the Securitized Credit Instruments, and therefore may not invest more than 50% of its total assets in securities rated lower than investment grade or unrated securities of comparable quality at the time of purchase, nor may the Fund invest in securities rated lower than CCC or in unrated securities of comparable quality at the time of purchase, and unrated securities will not exceed 25% of the Fund’s total assets.

Additionally, Nuveen has over 50 investment professionals dedicated to securitized credit or leveraged finance with an average of 15 years of industry experience. Nuveen has extensive expertise in managing securitized credit instruments and currently manages over $15 billion in securities rated BBB and below, including not rated securities (defined as not rated by Fitch, Moody’s or S&P). The portfolio managers on the Nuveen Securitized Income ETF have managed securitized investments for a minimum of 7 years each.

Based on Nuveen’s evaluation of the Fund’s investment strategy, experience of its investment team, and anticipated portfolio composition in accordance with the requirement of Rule 22e-4(b)(1)(i)(A), Nuveen believes that the Fund’s investment strategy is appropriate for an open-end fund.

* * * * *

If you have any additional questions or comments, please do not hesitate to contact me at (202) 261-3464.

Sincerely, /s/Adam T. Teufel Adam T. Teufel cc: Diana Gonzalez, Nuveen